1900 K Street, NW Washington, DC 20006-1110 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com
BRENDEN P. CARROLL brenden.carroll@dechert.com +1 202 261 3458 Direct +1 202 261 3027 Fax

April 30, 2014

VIA EDGAR CORRESPONDENCE

Mr. Asen Parachkevov

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:	Goldman Sachs Trust (the “Registrant”)

SEC File Numbers 033-17619 and 811-05349

Dear Mr. Parachkevov,

This letter responds to the comments provided to Steve Bier and me during a telephonic discussion on April 10, 2014, with respect to your review of Post-Effective Amendment No. 399 (“PEA No. 399”) to the Registrant’s registration statement filed with the U.S. Securities and Exchange Commission (“SEC”) on February 28, 2014. PEA No. 399 was filed pursuant to Rule 485(a) under the Securities Act of 1933 for the purpose of updating disclosure related to changes to: (1) the investment strategies of Goldman Sachs Managed Futures Strategy Fund; and (2) the asset segregation policies of the Registrant. We have reproduced your comments below, followed by the Registrant’s responses. Capitalized terms have the meanings attributed to such terms in the registration statement.

Prospectus—All Funds

1.	Comment: Please confirm that, with respect to any expense limitation arrangement described in a footnote to the “Annual Fund Operating Expenses” tables, the arrangement will remain in effect for at least one year from the date of the Prospectus and the Investment Adviser will not be entitled to recoup any amounts reimbursed to the Funds pursuant to the arrangement.

Response: The Funds hereby confirm that, with respect to any expense limitation arrangement described in a footnote to the “Annual Fund Operating Expenses” tables, the arrangement will remain in place for at least one year from the date of the Prospectus and the Investment Adviser is not entitled to reimbursement of any waived fees, or reimbursed expenses, from prior fiscal years.

2.	Comment: In the “Shareholder Guide – How to Buy Shares – What Should I Know When I Purchase Shares Through an Authorized Institution?” section, please confirm that: (1) the Registrant’s Board of Trustees has reviewed information regarding payments by the Investment Adviser or Distributor, or their affiliates, to Authorized Institutions to promote the sale, distribution and/or servicing of shares of the Funds and other Goldman Sachs Funds (i.e., revenue sharing payments); and (2) such payments were made out of the assets of the Investment Adviser or Distributor, or their affiliates, and were not an additional charge to the Funds.

Response: The Registrant hereby confirms that the Board of Trustees has reviewed information regarding revenue sharing payments by the Investment Adviser or Distributor, or their affiliates, and that the materials provided by the Investment Adviser to the Board of Trustees make a clear distinction between amounts paid by the Investment Adviser or Distributor, or their affiliates, from their own resources and amounts paid out of Fund assets.

3.	Comment: If zero coupons, deferred interest, pay-in-kind or capital appreciation bonds are included in the Funds’ portfolio of investments, please disclose: (1) that they are riskier than regular fixed income securities because the borrower could default at maturity; (2) that their valuation requires judgment regarding the collection of future payments; and (3) that there could be uncertainty regarding their source of distributions because distributions (i) might include paid-in capital and (ii) Section 19 of the 1940 Act does not require notice of return of capital by such instruments.

Response: The Funds have incorporated this comment.

4.	Comment: Please explain why there are investment practices listed in the “Investment Practices” table in the Prospectus that are not disclosed in the “Principal Strategies” sections of the Prospectus.

Response: The Funds respectfully submit that investment practices listed in the “Investment Practices” table in the Prospectus that are not disclosed in the “Principal Strategies” sections of the Prospectus are not a principal part of a Fund’s investment program. Accordingly, under Form N-1A, these investment practices are not permitted to be disclosed in the “Principal Strategies” sections of the Prospectus.

5.	Comment: In “Appendix A,” please replace the term “certain funds” with the appropriate names of the Funds.

Response: The Funds have incorporated this comment.

6.	Comment: Please disclose whether a Fund’s investments in “private funds” (e.g., pooled investment vehicles commonly known as hedge funds) are considered “illiquid” for purposes of the Fund’s 15% limitation on illiquid investments. If so, please include private funds in the enumerated list of illiquid securities outlined in the “Risks of Illiquid Securities” section of Appendix A.

Response: The Funds acknowledge the 15% limitation on illiquid investments applicable to open-end registered investment companies, and hereby confirm their intention to comply with this restriction. To the extent a Fund invests in a private fund, the Fund will determine whether such investment is illiquid based on the facts and circumstances.

7.	Comment: Please ensure that the derivatives-related disclosure in the Prospectus is appropriate for each Fund, in light of the Letter regarding Derivatives-Related Disclosures by Investment Companies from Barry D. Miller, Associate Director, Office of Legal and Disclosure, Division of Investment Management, to Karrie McMillan, Esq., General Counsel, Investment Company Institute (July 30, 2010).

Response: The Funds hereby confirm that they believe their derivatives-related disclosure is appropriate.

Prospectus—Absolute Return Tracker Fund and Commodity Strategy Fund

8.	Comment: The “Absolute Return Tracker Fund – Summary – Principal Strategy” and “Investment Management Approach – Principal Investment Strategies – Absolute Return Tracker Fund” sections state that “the Fund uses a quantitative methodology in combination with a qualitative overlay to seek to identify the Market Exposures that approximate the return and risk patterns of specific Hedge Fund Sub-Strategies.” Please describe, in more detail, how the Investment Adviser’s quantitative methodology is constructed (i.e., how the methodology seeks to identify the Market Exposures that approximate the return and risk patterns of specific Hedge Fund Sub-Strategies).

Response: The Fund has incorporated this comment.

9.	Comment: With respect to the Subsidiaries:

a.	Please confirm supplementally that each Fund may invest up to 25% of its total assets in the applicable Subsidiary.

b.	Please confirm supplementally that the financial statements of each Subsidiary will be consolidated with those of the applicable Fund.

c.	Please confirm supplementally that each Fund complies with the provisions of the Investment Company Act of 1940, as amended (“1940 Act”), governing investment policies (Section 8) and capital structure and leverage (Section 18) on a consolidated basis with the applicable Subsidiary.

d.	Please confirm supplementally that each Subsidiary complies with provisions relating to affiliated transactions and custody (Section 17) and please identify the custodian of each Subsidiary.

e.	Please confirm supplementally that the investment advisory agreement with respect to each Subsidiary satisfies the requirements of the 1940 Act relating to investment advisory contracts (Section 15).

f.	Please confirm supplementally that each Subsidiary and its Board of Directors will: (1) designate an agent for service of process in the United States; and (2) agree to inspection of the Subsidiary’s books and records by the SEC.

g.	Please confirm supplementally whether each Subsidiary’s Board of Directors will sign the applicable Fund’s registration statement.

h.	Please confirm supplementally whether the Funds will sell or transfer shares of the Subsidiaries to a third party.

i.	Please confirm supplementally whether each Subsidiary’s investment adviser can increase the management fees it receives from the Subsidiary without shareholder approval (i.e., the applicable Fund).

Response:

a.	Each Fund hereby confirms that it may invest up to 25% of its total assets the applicable Subsidiary.

b.	Each Fund hereby confirms that the applicable Subsidiary’s financial statements will be consolidated with the Fund’s financial statements. The consolidated financial statements of each Fund and the applicable Subsidiary will also be audited by the Fund’s independent registered public accounting firm.

c.	Each Fund hereby confirms that, in complying with its fundamental and non-fundamental investment restrictions, the Fund will typically aggregate its direct investments with the applicable Subsidiary’s investments when testing for compliance with each investment restriction. However, each Subsidiary will independently “segregate” liquid assets or enter into offsetting positions with respect to transactions that may give rise to leveraging risk to the same extent the Fund segregates assets for, or offsets, similar transactions the Fund engages in directly. In addition, each Subsidiary will adopt many of the same fundamental and non-fundamental investment restrictions as the applicable Fund. The Funds are acutely aware of the requirements of Section 48(a) of the 1940 Act, which prohibits the Funds from doing indirectly “through or by means of any other person” (i.e., the Subsidiaries) what they are prohibited from doing directly. As such, each Subsidiary will not engage in any activity prohibited by the 1940 Act that would cause the applicable Fund to violate Section 48(a).

d.	Each Fund respectfully submits that the applicable Subsidiary is not a registered investment company under the 1940 Act, and therefore is not required to comply with the requirements of the 1940 Act applicable to registered investment companies, including the provisions of Section 17 relating to affiliated transactions. However, the same practices with regard to pricing and valuation that apply to the Funds will apply to the Subsidiaries, and custody of the each Subsidiary’s assets will be maintained in the United States with the applicable Fund’s custodian or otherwise in accordance with Section 17(f) and the rules thereunder. In addition, the Funds are acutely aware of the requirements of Section 48(a) of the 1940 Act, which prohibits the Funds from doing indirectly “through or by means of any other person” (i.e., the Subsidiaries) what they are prohibited from doing directly. As such, each Subsidiary will not engage in any activity prohibited by the 1940 Act that would cause the applicable Fund to violate Section 48(a). The Funds and the Subsidiaries will utilize the same custodian, JPMorgan Chase Bank, N.A.

e.	The Funds respectfully submit that the Subsidiaries are not registered investment companies under the 1940 Act, and therefore are not required to comply with the requirements of the 1940 Act applicable to registered investment companies, including Section 15. However, the investment adviser to each Subsidiary has been approved to manage the applicable Fund’s assets by that Fund’s Board of Trustees and its sole initial shareholder in accordance with Section 15 of the 1940 Act.

f.	The Funds hereby: (1) confirm that a designation of a domestic (U.S.) agent for service of process for the applicable Subsidiary will be made; and (2) consent to the examination of the applicable Subsidiary’s books and records by the SEC to the same extent that each Fund’s books and records are subject to inspection by the SEC.

g.	Each Fund respectfully submits that the applicable Subsidiary’s Board of Directors is not required to execute the Fund’s registration statement. The Subsidiaries are not offering any securities in the United States, nor are the Subsidiaries co-issuers of the Funds’ securities. The Subsidiaries are organized solely for the purpose of providing the Funds a non-exclusive means by which the Funds may advance their investment objectives in compliance with a revenue ruling of the Internal Revenue Service (“IRS”) which limits each Fund’s ability to gain exposure to the commodities markets through investments in commodity-linked derivative instruments.[1]

Section 7(d) of the 1940 Act prohibits an investment company that is not organized or otherwise created under United States law from utilizing any means or instrumentality of interstate commerce, directly or indirectly, to offer for sale, sell or deliver after sale, in connection with a public offering, any security of which it is the issuer. The SEC Staff has issued a number of letters granting no-action relief where U.S. registered funds sought to set up offshore controlled foreign corporations (“CFCs”) to permit them to invest in foreign markets and/or obtain favorable tax treatment (the “Conduit Letters”).2 In each of the Conduit Letters, the CFCs were established in order to facilitate the fund’s investment program, and not for the purpose of creating a foreign investment vehicle to be

[1]	The Funds may invest in commodity-linked derivative instruments directly but are limited in their ability to do so by the IRS revenue ruling. Furthermore, as currently disclosed, the IRS has issued private letter rulings to these Funds in which the IRS specifically concluded that income derived from a Fund’s investment in a wholly-owned foreign subsidiary will constitute qualifying income to the Fund.
[2]

See South Asia Portfolio, SEC-No-Action Letter (March 12, 1997); Templeton Vietnam Opportunities Fund, Inc., SEC No-Action Letter (September 10, 1996); The Spain Fund, Inc., SEC No-Action Letter (Nov. 27, 1987); The Thai Fund, Inc., SEC No-Action Letter (Oct. 29, 1987); The Scandinavia Fund, Inc., SEC No-Action Letter (Oct. 24, 1986).

marketed to U.S. investors. The funds were the sole beneficial owners of the offshore CFCs, and the funds and their managers controlled all of the CFC’s investment activities. Accordingly, the concerns of Section 7(d) were not implicated. The Funds are relying on the Conduit Letters in support of their view that the Subsidiaries are not offering securities in the United States in violation of Section 7(d).3

The Funds also believe that the Subsidiaries are not co-issuers of the Funds’ securities and, therefore, are not required to sign the Funds’ registration statements. Each Fund is aware that, with respect to fund-of-funds relying on Section 12(d)(1)(E) of the 1940 Act (so-called “master-feeder” or “hub and spoke” funds), the Staff requires the acquired fund to sign the registration statement of the acquiring fund. The Staff takes this position based upon its view that the acquiring fund is a co-issuer of the acquired fund’s securities under Rule 140 under the Securities Act of 1933.

Rule 140 provides in relevant part that “[a] person, the chief part of whose business consists of the purchase of the securities of one issuer, or of two or more affiliated issuers, and the sale of its own securities…is to be regarded as engaged in the distribution of the securities of such issuer within the meaning of Section 2(a)(11) of the [Securities Act]” (emphasis supplied). Under Rule 140, the entity for whose benefit the other entity sells its stock is also deemed a “co-issuer” for purposes of Rule 140. In a typical master-feeder structure, the Staff has viewed the feeder fund as a “co-issuer” of the master fund’s shares under Rule 140 and has required that the master fund sign the feeder fund’s registration statement.4

[3]	We believe the present situation presents less concern than situations where the Staff previously granted no-action relief because of the limited amount of a Fund’s assets to be invested in the applicable Subsidiary. Each Fund will invest a limited amount of its assets in the applicable Subsidiary and is limited by the IRS diversification requirements applicable to registered investment companies (limiting a fund’s investment in a CFC to 25% of total assets at quarter-end). Similarly, the present situation raises less concern than in the context of hub and spoke structures (where 100% of the parent feeder fund’s assets are invested in an offshore master fund) in which the Staff has also provided no-action relief under Section 7(d). See Man Glenwood Lexington TEI LLC, SEC No-Action Letter (April 30, 2004); Alternative Investment Partners Absolute Return Fund STS, SEC No-Action Letter (July 10, 2006).

The Fund’s investment in the ART Subsidiary will not result in any potential abuses that Section 7(d) was designed to address. The purpose of the present structure is merely to better achieve the Fund’s investment objective in light of an IRS revenue ruling, rather than to create a foreign investment vehicle to be marketed to U.S. investors. In addition, the concerns underlying Section 7(d) may be addressed through enforcement of the 1940 Act against the Fund, which is registered under the 1940 Act and subject to Section 48(a) thereunder.

[4]	See Letter from Richard Breeden to the Hon. John Dingell (April 15, 1992) (outlining the regulation of master-feeder arrangements under the 1940 Act and including a report of the Division of Investment Management, “Committee on Energy and Commerce U.S. House of Representatives, Hub and Spoke Funds: A Report Prepared by the Division of Investment Management”). See also Man Glenwood Lexington TEI LLC, SEC No-Action Letter (April 30, 2004); Alternative Investment Partners Absolute Return Fund STS, SEC No-Action Letter (July 10, 2006).

Each Subsidiary’s structure is decidedly different from the traditional master-feeder structure in that the applicable Fund’s investment in the Subsidiary is a limited part of the Fund’s overall investment strategy. The “chief part” of a Fund’s business is not the purchase of the securities of the applicable Subsidiary and the sale of its own securities. Rather, a Fund’s assets are typically invested outside the applicable Subsidiary. As noted above, only a limited portion of a Fund’s assets will be invested in the applicable Subsidiary. The Funds maintain that in order to be “the chief part” of one’s business, it must be the predominant activity of the Funds.5 In contrast, in the master-feeder structure, a feeder fund’s sole activity is to purchase the investment securities of the master, and in turn issue its own shares. Based on this distinction, the Funds do not believe that the Subsidiaries should be deemed “co-issuers” under Rule 140 and, thus, the Subsidiaries are not required to sign the applicable Fund’s registration statement.

Although the Subsidiaries are not required to sign the applicable Fund’s registration statement, the Funds believe that the SEC and Staff will be able to adequately supervise and assert jurisdiction over the activities of the Subsidiaries if necessary for the protection of Fund investors. First, as noted above with respect to the Subsidiaries, the Subsidiaries will not be able to engage in any activity that would cause the Funds to violate the 1940 Act pursuant to Section 48(a). Second, with respect to the Subsidiaries, although the Subsidiaries are organized in the Cayman Islands, all of their activities, including investment management, will take place in the United States. Each Subsidiary’s books and

[5]

See e.g., FBC Conduit Trust I, SEC No-Action Letter (October 6, 1987) (Staff interpreted the phrase “chief part” in Rule 140 in the context of a proposed offering of collateralized mortgage obligation bonds or certificates backed by private label mortgage pass-through certificates (“PCM”). The Staff determined that Rule 140 “would not be applicable if the collateral securing any series of bonds or certificates consists of 45% or less of a particular issuer’s PCM’s”). See also Merriam Webster Dictionary, defining “chief” as “of greatest importance or influence.”

records will be maintained in the United States, together with the applicable Fund’s books and records, in accordance with Section 31 of the 1940 Act and the rules thereunder. As previously noted, custody of each Subsidiary’s assets will be maintained in the United States with the applicable Fund’s custodian or otherwise in accordance with Section 17(f) and the rules thereunder, and the Subsidiaries will consent to service of process and examination of its books and records.

h.	The Funds hereby confirms that they do not intend to sell or transfer shares of the Subsidiaries to a third party.

i.	The Investment Adviser has agreed to irrevocably waive a portion of the management fees it receives from the Funds in an amount equal to the management fees it receives from the Subsidiaries. These management fee waiver arrangements, each of which was approved by the Funds’ Board of Trustees, may not be discontinued by the Investment Adviser as long as its contracts with the Subsidiaries are in place. Accordingly, although the Investment Adviser can increase the management fees it receives from the Subsidiaries without shareholder approval (i.e., the Funds), the Funds respectfully note that, because of these management fee waiver arrangements, any increase in management fees the Investment Adviser receives from the Subsidiaries would result in the Investment Adviser waiving an equal amount of management fees it receives from the Funds. As a result, the aggregate management fees borne by Fund shareholders may not be increased without shareholder approval, consistent with Section 15 of the 1940 Act.

10.	Comment: Please disclose whether each Fund’s commodity exposure will be obtained either entirely or principally through the applicable Subsidiary and revise the disclosure accordingly.

Response: Each Fund expects to obtain commodity exposure principally through the applicable Subsidiary and, accordingly, believes the current disclosure is appropriate.

11.	Comment: Each Fund’s “Summary – Principal Strategy” section states that, as a result of the Fund’s use of derivatives, the Fund may or will hold significant amounts of U.S. Treasury or short-term investments. Please include a description of the investment process used to select these instruments.

Response: The Funds have incorporated this comment.

Statement of Additional Information (“SAI”)

12.	Comment: The “Investment Restrictions” section of the SAI states that “for purposes of the following limitations (except for the asset coverage requirement with respect to borrowings, which is subject to different requirements under the [1940] Act), any limitation which involves a maximum percentage shall not be considered violated unless an excess over the percentage occurs immediately after, and is caused by, an acquisition or encumbrance of securities or assets of, or borrowings by, the Fund.” Please discuss the corrective measures the Funds will take in response to “passive” violations of their limitations with respect to (i) illiquid investment or (ii) borrowing.

Response: The Funds’ policy regarding passive violations of their illiquid investment restriction is disclosed in the section entitled “Appendix A—Other Portfolio Risks—Risks of Illiquid Securities,” which states the following:

If one or more instruments in a Fund’s portfolio become illiquid, the Fund may exceed its 15 percent limitation in illiquid instruments. In the event that changes in the portfolio or other external events cause the investments in illiquid instruments to exceed 15 percent of a Fund’s net assets, the Fund must take steps to bring the aggregate amount of illiquid instruments back within the prescribed limitations as soon as reasonably practicable. This requirement would not force a Fund to liquidate any portfolio instrument where the Fund would suffer a loss on the sale of that instrument.

The Funds’ policy regarding passive violations of their asset coverage requirement with respect to borrowings is disclosed in the “Investment Restrictions” section of the SAI, which states the following:

With respect to each Fund’s fundamental investment restrictions on borrowings, below, in the event that asset coverage (as defined in the [1940] Act) at any time falls below 300%, the Fund, within three days thereafter (not including Sundays and holidays) or such longer period as the SEC may prescribe by rules and regulations, will reduce the amount of its borrowings to the extent required so that the asset coverage of such borrowings will be at least 300%.

13.	Comment: Please update the “Trustees and Officers” tables as of the date of the registration statement.

Response: The Funds have incorporated this comment.

14.	Comment: Please confirm that the Registrant’s Board of Trustees has approved the conflicts of interest policies and procedures of the Investment Adviser that are described in the “Potential Conflicts of Interest” section of the SAI.

Response: Consistent with Rule 38a-1 under the 1940 Act, the Registrant’s Board of Trustees (including a majority of trustees who are not “interested persons” of the Funds) has approved the conflicts of interest policies and procedures of the Investment Adviser that are described in the SAI.

Other

15.	Comment: Please provide Tandy Representations.

Response: Tandy Representations are attached hereto as Exhibit A.

*    *    *    *    *

We believe that the foregoing has been responsive to the Staff’s comments. Please call the undersigned at (202) 261-3458 if you wish to discuss this correspondence further.

Sincerely,

/s/ Brenden P. Carroll

Brenden P. Carroll

cc:	Matthew Wolfe, Goldman Sachs Asset Management, L.P.

Exhibit A

April 30, 2014

VIA EDGAR CORRESPONDENCE

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: Goldman Sachs Trust (the “Registrant”), SEC File Numbers 033-17619 and 811-05349

Ladies and Gentlemen:

On behalf of the Registrant, it is hereby acknowledged that:

•	the Registrant is responsible for the adequacy and accuracy of the disclosure in its Registration Statement and Post-Effective Amendments thereto under the Securities Act of 1933, as amended (“1933 Act”), and the Investment Company Act of 1940, as amended;

•	the action of the U.S. Securities and Exchange Commission (“SEC”) or its Staff in commenting on Post-Effective Amendments to the Registrant’s Registration Statement does not relieve the Registrant from its responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•	the Registrant may not assert SEC Staff comments, or changes in disclosure in response to the same, as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Should you have any questions, please feel free to contact Brenden P. Carroll of Dechert LLP at (202) 261-3458.

Sincerely,

/s/ Matthew Wolfe

Matthew Wolfe, Goldman Sachs Asset Management, L.P.

cc:         Brenden P. Carroll, Dechert LLP